Exhibit 21.1

Caliber Home Loans, Inc.

List of Subsidiaries

Entity	Entity Type	State or Other Jurisdiction of Incorporation or Organization

Caliber Advance Receivables Depositor, LLC	Statutory Trust	Delaware
CHL GMSR Issuer Trust	Statutory Trust	Delaware
Fort Escrow, Inc.	Corporation	California
Fort Settlement Services, LLC	Limited Liability Company	Pennsylvania